Exhibit 99.1

                                                          [AT&T Letterhead Logo]

NEWS RELEASE
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For Further Information:

David Caouette
908-221-6382
caouette@att.com



                         AT&T ANNOUNCES EXPIRATION OF
                     HART-SCOTT-RODINO WAITING PERIOD FOR
                          GRC INTERNATIONAL ACQUISITION

For Immediate Release:  Monday, March 13, 2000

      New York - AT&T said today that its request for early termination of the 15-day waiting period for its acquisition of GRC International, Inc. under the Hart-Scott-Rodino Antitrust Improvements Act was granted on March 9, 2000.

      As previously announced, AT&T and GRC International agreed to merge on February 14, 2000. Under terms of the agreement, AT&T's wholly owned subsidiary, LMN Corporation, commenced a tender offer to purchase all of the outstanding shares of GRC International for $15 per share in cash. The tender offer is scheduled to expire at 12:00 midnight, eastern time, on Monday, March 20, 2000, unless extended. The tender offer is subject to certain conditions, including at least a majority of GRC International's outstanding shares, on a fully diluted basis, being tendered without withdrawal prior to the expiration of AT&T's offer.

      This news release does not constitute an offer to purchase or a solicitation of an offer to sell any securities. The complete terms and conditions of this tender offer are set forth in an offer to purchase and related letter of transmittal which have been filed with the Securities and Exchange Commission.

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